11020291

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-68210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/23/2009 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mensura Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road NW, Suite 1600
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter S. Van Nort 404-446-2860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander M. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mensura Securities, LLC, as of February 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSANNE CLAJUS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
MARCH 22, 2014
FULTON COUNTY, GEORGIA

Signature

Principal & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Manager and Member
Mensura Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Mensura Securities, LLC as of December 31, 2010, and the related statements of operations, member's equity, and cash flows for the period from December 23, 2009 (date of registration as a broker-dealer with the Securities and Exchange Commission) through December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mensura Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from December 23, 2009 through December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
February 28, 2011

Frazier & Deeter, LLC

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

MENSURA SECURITIES, LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	199,215
Accounts receivable, net of allowance for doubtful accounts of $15,000		56,368
Prepaid expenses and other assets		9,140
Property and equipment, net		14,645
Total Assets	$	279,368

Liabilities and Member's Equity

Accounts payable	$	15,351
Accrued expenses		15,563
Total liabilities		30,914
Commitments and contingencies		
Member's equity		248,454
Total Liabilities and Member's Equity	$	279,368

See notes to financial statements.

MENSURA SECURITIES, LLC

Statement of Operations

For the Period from December 23, 2009 (Date of Registration as a Broker-Dealer With the Securities and Exchange Commission) through December 31, 2010

Fee and placement income	$ 255,000
Operating expenses:	
Selling, general, and administrative expense	702,275
Depreciation expense	721
Total operating expenses	702,996
Net operating loss	(447,996)
Other income:	
Debt forgiveness income	120,456
Net loss	$ (327,540)

See notes to financial statements.

MENSURA SECURITIES, LLC

Statement of Member's Equity

For the Period from December 23, 2009 (Date of Registration as a Broker-Dealer With the Securities and Exchange Commission) through December 31, 2010

Member's equity, December 23, 2009	$	18,507
Capital contributions		557,487
Net loss		(327,540)
Member's equity, December 31, 2010	$	248,454

See notes to financial statements.

MENSURA SECURITIES, LLC

Statement of Cash Flows

For the Period from December 23, 2009 (Date of Registration as a Broker-Dealer With the Securities and Exchange Commission) through December 31, 2010

Cash flows from operating activities:		
Net loss	$	(327,540)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		721
Expenses paid by related party treated as contribution to member's equity		4,844
Changes in assets and liabilities:		
Accounts receivable		(56,368)
Prepaid expenses and other assets		(9,156)
Accounts payable		15,351
Accrued expenses		15,563
Net cash used in operating activities		(356,585)
Cash flows from investing activities:		
Purchase of property and equipment		(821)
Net cash used in investing activities		(821)
Cash flows from financing activities:		
Capital contributions from member		529,500
Net cash provided by financing activities		529,500
Net increase in cash		172,094
Cash, beginning of period		27,121
Cash, end of period	$	199,215

Supplemental Disclosure of Noncash Investing and Financing Transactions:

Contribution of property and equipment from member	$	14,545
Conversion of amounts due to related party to equity	$	13,442

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

Mensura Securities, LLC, a limited liability company, (the Company) was formed in the State of Delaware on February 9, 2009. The Company is an investment consulting firm and provides transactional advisory services. The firm offers mergers and acquisitions advisory services as well as consulting services related to debt and equity securities offerings. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on December 23, 2009 and is a member of the Financial Industry Regulatory Authority.

From the Company's formation until October 14, 2010, the Company's sole member was Mensura Holdings, LLC (Mensura Holdings). On October 15, 2010 the ownership of Mensura Securities, LLC was distributed to the members of Mensura Holdings, which simultaneously contributed their ownership in Mensura Securities, LLC to Asidero Holdings, LLC which became the sole member. The Company's manager is Alexander Graham.

The Company has prepared these financial statements for the period from December 23, 2009 (date of registration as a broker-dealer with the Securities and Exchange Commission) through December 31, 2010. The Company is presenting the financial statements for this period to be inclusive of the entire period of registration as a broker dealer with the SEC. From December 23, 2009 through December 31, 2009 the Company's activities included $265 of expenses.

The following accounting policies are presented to assist the reader in understanding the financial statements of the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative generally accepted accounting principles in the United States (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Description of business and summary of significant accounting policies - continued:

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on an evaluation of the collectibility of individual customer balances. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was $15,000 at December 31, 2010.

Property and equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property and equipment range from three to seven years.

Revenue recognition

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and services related to debt and equity securities offerings. Fees are earned upon completion of certain milestones or upon substantial completion of the consulting service. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with non-refundable retainer fees. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period can not be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time.

Advertising expense

The Company expenses all advertising costs as incurred. Advertising costs were $2,730 for the period from December 23, 2009 (date of registration as a broker-dealer with the Securities and Exchange Commission) through December 31, 2010.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes

The Company was formed as a limited liability company and is treated as a partnership for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax returns. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the period ending December 31, 2009. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company. As of December 31, 2010, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Concentration of credit risk

The Company maintains its cash in accounts that may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant risk on cash.

Subsequent events

The Company has evaluated subsequent events through February 28, 2010 which is the date these financial statements were issued.

Note 2 - Property and equipment:

Property and equipment consists of the following at December 31, 2010:

Leasehold improvements	$	2,001
Furniture and fixtures		8,563
Office equipment		545
Computer hardware		4,257
		15,366
Less: Accumulated depreciation and amortization		(721)
	$	14,645

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $168,301 which was $163,301 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 at December 31, 2010.

Note 4 - Related party transactions:

Mensura Holdings paid expenses on behalf of the Company and received reimbursements. During the period from December 23, 2009 (date of registration as a broker-dealer with the Securities and Exchange Commission) through December 31, 2010, Mensura Holdings paid $148,597 of expenses which are included in selling, general, and administrative expenses. During the period from December 23, 2009 through December 31, 2010, Mensura Holdings converted $13,442 of amounts due from the Company to member's equity.

Note 5 - Major clients:

For the period from December 23, 2009 (date of registration as a broker-dealer with the Securities and Exchange Commission) through December 31, 2010, the Company had two clients who accounted for 100% of revenue. At December 31, 2010 those two clients accounted for 95% of accounts receivable.

SUPPLEMENTAL INFORMATION

MENSURA SECURITIES, LLC

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total member's equity from statement of financial condition	$ 248,454
Deduct amounts not allowable for net capital	-
Total member's equity qualified for net capital	248,454
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other deductions or allowable credits	-
Total capital and allowable subordinated borrowings	248,454
Deductions and/or charges:	
Total non-allowable assets	(80,153)
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	168,301
Haircuts on securities	-
Net capital	$ 168,301

See independent auditors' report.

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	30,914
Add:		
Other unrecorded amounts		-
Total aggregate indebtedness	$	30,914

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	2,061
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	163,301
Excess net capital at 1000%	$	162,301
Percentage of aggregate indebtedness to net capital		18 %

There are no material differences between the net capital amount in this schedule and the Company's original unaudited filing of Part II A of the Focus report.

MENSURA SECURITIES, LLC

Schedule 2: Exemption from SEC Rule 15c3-3

December 31, 2010

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2)(i).

See independent auditors' report.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Manager and Member
Mensura Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of Mensura Securities, LLC (the Company) for the period from December 23, 2009 (date of registration as a broker-dealer with the Securities and Exchange Commission) through December 31, 2010, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants, Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF International.

practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC

February 28, 2011

MENSURA SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

MENSURA SECURITIES, LLC

Table of Contents

December 31, 2010